

November 20, 2013

Via E-mail
Mr. John G. Shanahan
Chief Executive Officer
Revett Minerals Inc.
11115 East Montgomery Drive, Suite G
Spokane Valley, Washington 99206

> **Re:** **Revett Minerals Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed November 19, 2013**
> **File No. 333-191839**

Dear Mr. Shanahan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comments one and two from our letter dated November 8, 2013. However, we are unable to located the disclosure required by Items 18(a)(5)(ii) and 18(a)(7) of Form S-4. We also are unable to locate the information required by Item 101(a) of Regulation S-K and we are unable to locate the map showing the location of the property.

<u>Undertakings, page II-4</u>

2.   We reissue comment five from our letter dated November 8, 2013. Please include the undertakings required by Item 512(a) of Regulation S-K.

<u>Exhibit 24.1</u>

3.   We reissue comment seven from our letter dated November 8, 2013. Please indicate the date on which Mr. Shanahan signed the registration statement in his capacity as chief executive officer and director. Please include the signature of the controller or principal accounting officer, as required by Instruction 1 to Signatures in Form S-4.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Pamela Howell at (202) 255-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director